SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.___)*
E-House (China) Holdings Limited

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
26852W10

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐   Rule 13d-1(b)
     ☐   Rule 13d-1(c)
     ☑   Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
LIST OF EXHIBITS
EXHIBIT A: Joint Filing Agreement
Signature Page

2

1	NAMES OF REPORTING PERSONS Xin Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People's Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,647,500 ordinary shares. Jun Heng Investment Limited may also be deemed to have shared voting power with respect to 12,815,000 ordinary shares. On Chance Inc. may also be deemed to have shared voting power with respect to 14,382,500 ordinary shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		27,647,500 ordinary shares. Jun Heng Investment Limited may also be deemed to have shared dispositive power with respect to 12,815,000 ordinary shares. On Chance Inc. may also be deemed to have shared dispositive power with respect to 14,382,500 ordinary shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,647,500 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.15%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

3

1	NAMES OF REPORTING PERSONS Jun Heng Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,815,000 ordinary shares. Xin Zhou may also be deemed to have shared voting power with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		12,815,000 ordinary shares. Xin Zhou may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,815,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

4

1	NAMES OF REPORTING PERSONS On Chance Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,382,500 ordinary shares. Xin Zhou may also be deemed to have shared voting power with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		14,382,500 ordinary shares. Xin Zhou may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,382,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.40%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:

E-House (China) Holdings Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

17/F, Merchandise Harvest Building (East) No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xin Zhou Jun Heng Investment Limited On Chance Inc.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Xin Zhou E-House (China) Holdings Limited 17/F, Merchandise Harvest Building (East) No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China

Jun Heng Investment Limited c/o Xin Zhou E-House (China) Holdings Limited 17/F, Merchandise Harvest Building (East) No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China

On Chance Inc. c/o Xin Zhou E-House (China) Holdings Limited 17/F, Merchandise Harvest Building (East) No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Xin Zhou — PRC

Jun Heng Investment Limited — British Virgin Islands On Chance Inc. — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

26852W10

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

				Shared	Sole power
			Sole power	power to	to dispose or	Shared power
	Amount		to vote or	vote or to	to direct the	to dispose or to
	beneficially	Percent	direct	direct	disposition	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	of:	disposition of:
Xin Zhou	27,647,500	36.15%	0	27,647,500	0	27,647,500
Jun Heng Investment Limited	12,815,000	16.76%	0	12,815,000	0	12,815,000
On Chance Inc.	14,382,500	19.4%	0	14,382,500	0	14,382,500
Jun Heng Investment Limited, a British Virgin Islands company, is the record owner of 12,815,000 ordinary shares. Xin Zhou is a director of Jun Heng Investment Limited Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xin Zhou may be deemed to beneficially own all of the shares held by Jun Heng Investment Limited.

On Chance Inc., a British Virgin Islands company, is the record owner of 14,382,500 ordinary shares. Xin Zhou is a director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xin Zhou may be deemed to beneficially own all of the shares held by On Chance Inc.

Xin Zhou may be deemed to have beneficial ownership of 27,647,500 ordinary shares directly held by Jun Heng Investment Limited and On Chance Inc.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2008

Xin Zhou	/s/ Xin Zhou
Xin Zhou

Jun Heng Investment Limited	By:	/s/ Xin Zhou
		Name:	Xin Zhou
		Title:	Director

On Chance Inc.	By:	/s/ Xin Zhou
		Name:	Xin Zhou
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.001 per share, of E-House (China) Holdings Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 30, 2008.

Xin Zhou	/s/ Xin Zhou
Xin Zhou

Jun Heng Investment Limited	By:	/s/ Xin Zhou
		Name:	Xin Zhou
		Title:	Director

On Chance Inc.	By:	/s/ Xin Zhou
		Name:	Xin Zhou
		Title:	Director